18004884

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB NUMBER:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
Hours per response	12.00

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31701

FACING PAGE

Confidential Treatment Requested

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) to 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan — (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 W 50th Street	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Empire Securities, Inc., as of December 31, 2017, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this 23rd day of February 20 18

Notary Public

Melissa Czarnecki
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CZ6208509
Qualified in Suffolk County
My Commission Expires November 29, 2021

This report** contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Operations.
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 16c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 16c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 16c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 16c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAZARS

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of the Stockholder of First Empire Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

New York, NY
February 23, 2018

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$ 1,867,447
Receivable from clearing broker	7,049,472
Deposits with clearing broker	263,986
Securities owned, at fair value	18,498,320
Accrued interest receivable	17,107
Receivable from affiliates	504,344
Receivable from other broker-dealers	171,461
Loans receivable	89,942
Cash surrender value of life insurance	4,192,481
Prepaid expenses and other assets	302,573
Security deposits	235,714
Property, equipment and leasehold improvements, net	1,170,053
	$ 34,362,900

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 1,640,795
Payable to affiliates	47,321
Payable to other broker-dealers	409,286
Securities sold, not yet purchased, at fair value	14,819,313
Note payable	27,999
Deferred compensation payable	4,649,409
	21,594,123
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding	324,156
Additional paid-in capital	6,500,000
Retained earnings	5,944,621
	12,768,777
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 34,362,900

See notes to financial statement.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 1 - Nature of Business

First Empire Securities, Inc., (the "Company") a New York Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts on a fully disclosed basis. The Company is a wholly-owned subsidiary of First Empire Holding Corp. The Company maintains a nationwide customer base which primarily consists of financial institutions, credit unions and other broker-dealers. The Company's primary operations involve buying and selling fixed income securities.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary, customer trading securities, and other securities are included in securities owned and securities sold, not yet purchased, at fair value on the statement of financial condition. Realized and unrealized gains and losses arising from both trading and investment activities are reported on a settlement-date basis in principal transactions on the statement of operations. The difference between trade-date basis and settlement-date basis accounting is not deemed material to the Company's financial statements. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

Underwriting Revenue

Underwriting revenue is generated from municipal offerings in which the Company acts as a co-manager on new issue bond offerings or as underwriter for negotiable certificates of deposit. Underwriting revenues include underwriting fees, selling concessions and realized and unrealized net gains and losses on positions held in inventory. The lead manager estimates expenses incurred by the syndicate, and the Company recognizes revenues net of such expenses. The fee revenue relating to the underwriting commitment is recorded when all significant items relating to the underwriting cycle is complete, and the amount of the underwriting revenue has been determined.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less.

The Company maintained cash of $1,623,432 at December 31, 2017, in excess of the FDIC insurance limits. The Company has not experienced any losses to date resulting from this policy.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives which range from three to fifteen years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the leases. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries, and is included in the consolidated federal income tax return of the controlled group. First Empire Holding Corp. has elected, by consent of its stockholder, to be taxed as an S Corporation for Federal and State tax purposes and files a consolidated tax return. Under those provisions, the Company does not pay Federal or New York State corporate income taxes on its taxable income. After December 21, 2012, all common stock of First Empire Holding Corp. is owned by an "Employee Stock Ownership Plan" for which the plan is not liable for Federal or State income tax.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a corporation electing to be taxed as a pass-through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company expects to adopt the provisions of this guidance on January 1, 2018 using the modified retrospective approach with a cumulative-effect adjustment to opening retained earnings.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 2 - Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company. The Company is also evaluating its disclosures and may provide additional disaggregation of revenue upon adoption of ASU 2014-09.

The Company does not currently anticipate that its current methods of recognizing underwriting revenues will be materially impacted by the new guidance. The current broker-dealer industry treatment of netting deal expenses with underwriting revenues will change under the new guidance. As a result of adopting of the new guidance, the Company expects that deal expenses will generally be presented on a gross basis in the statement of operations, resulting in higher revenues and higher non-compensation expenses with no impact on net income.

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial statements and related disclosures.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing LLC. The agreement between the Company and Pershing LLC requires that the Company maintain a minimum collateral deposit of $250,000. The collateral deposit as of December 31, 2017, is $263,986.

Note 4 - Cash Surrender Value of Life Insurance

The Cash Surrender Value of Life Insurance represents the cash value for insurance contracts concerning certain key employees. As beneficiary, the Company receives the cash surrender value of the policy, and, upon death of the insured, receives all of the benefits payable under the insurance contract.

Note 5 - Fair Value

The Company records financial instruments at fair value using the framework provided by accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining fair value. These inputs are summarized in three broad levels listed below:

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 5 - Fair Value (continued)

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company primarily utilizes quoted market prices to determine the fair value for their securities owned and securities sold, not yet purchased. Securities measured at fair value on a recurring basis are summarized below:

There were no securities measured utilizing Level 3 inputs as of December 31, 2017.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
Securities owned, at fair value			
Corporate Bonds/Notes/CD's	$ 7,113,780	$ -0-	$ 7,113,780
Municipal Bonds	8,869,708	-0-	8,869,708
Government Securities	2,514,832	-0-	2,514,832
	$ 18,498,320	$ -0-	$ 18,498,320
Liabilities			
Securities sold, not yet purchased, at fair value			
United States Treasury Bills	$ 14,819,313	$ 14,819,313	$ -0-
	$ 14,819,313	$ 14,819,313	$ -0-

It is the policy of the Company to recognize transfers between levels at year-end. There were no transfers between Level 1 and Level 2 during the year.

Note 6 – Loans Receivable

Loans receivable consist of unsecured loans to certain employees. These loans are repaid over a period of one to three years with a fixed interest rate. Subsequent to year-end, the Company advanced additional unsecured loans to employees for a three year term with a fixed interest rate.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 7 - Property, Equipment, and Leasehold Improvements, Net

Property, equipment, and leasehold improvements consist of the following:

Office furniture and fixtures	$ 1, 321,998
Office equipment	2,519,102
Leasehold improvements	1,424,934
Automobile	78,760
	5,344,794
Less: Accumulated depreciation and amortization	4,174,741
	$ 1,170,053

Note 8 - Receivable from Clearing Broker

The Company clears its securities, through Pershing LLC on a fully disclosed basis.

Receivable from clearing broker represent amounts due from the clearing broker from all transactions net of the purchase of securities, and is collateralized by securities owned by the Company.

Note 9 - Related Party Transactions

First Empire Securities, Inc. is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries. These companies share office facilities, personnel, operating costs, and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies. At December 31, 2017, the Company had a receivable from affiliates of $504,344, and a payable to affiliates of $47,321.

Note 10 - Commitments and Contingencies

Operating Leases

During 2004, the Company entered into an agreement to rent office space, which expired in March 2015. This lease was renewed for a period expiring March 2027 and contains certain rent abatements and escalation clauses which are recognized on a straight-line basis over the life of the lease. The deferred rent associated with this lease is $868,654 as of December 31, 2017, and is recorded in accounts payable and accrued expenses on the statement of financial condition. The Company also entered into various lease agreements for office equipment, office space, and transportation equipment expiring through June 2019.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 10 - Commitments and Contingencies (continued)

Operating Leases

Future minimum commitments under the aforementioned lease agreements are as follows:

Years ending December 31, 2018	$ 1,043,279
2019	984,126
2020	921,237
2021	914,193
2022	915,427
Thereafter	4,050,941
	$ 8,829,203

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2017, are not reasonably assured of being exercised.

Note 11 – Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with Pershing LLC (the clearing broker), and promptly transmits all customers, funds and securities to Pershing LLC, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for charges on introduced customer accounts carried by Pershing LLC. In addition, the Company may be exposed to off-balance-sheet risk in the event Pershing LLC is unable to fulfill its contractual obligations.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2017, at the fair values of the related securities and will incur a loss if the fair values of the securities increases subsequent to December 31, 2017.

The Company acts as a co-manager on new issue municipal offerings or as an underwriter for negotiable certificate of deposit offerings on a firm commitment basis. The open contractual commitment related to these offerings is recorded in payable to broker-dealers on the statement of financial condition.

Note 12 - Deferred Compensation Payable

The Company sponsors a nonqualified deferred compensation plan (the "Plan") for certain key employees. The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company, at its sole discretion, credits amounts to participants' account balances under this Plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entries only.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2017

Note 12 - Deferred Compensation Payable (continued)

For the year ended December 31, 2017, the projected benefit obligation is $4,649,409, which is recorded as deferred compensation payable on the statement of financial condition. Key assumptions utilized in the valuation of the projected benefit obligation are a discount rate of 3.60%, an assumed forfeiture and turnover rate, and retirement age.

Note 13 – Retirement Plans

401(k) Plan

The Company participates in a 401(k) plan for eligible employees who meet certain age and service requirements.

Employee Stock Ownership Plan

First Empire Holding Corp. (the “Sponsor”) Employee Stock Ownership Plan (the “ESOP”) was established on December 21, 2012. The purpose of the ESOP is to provide retirement benefits to eligible employees. The ESOP is a leveraged employee stock ownership plan that covers all eligible employees of the Company that meet certain age and service requirements, as defined. The Sponsor makes annual contributions to the ESOP. As contributions are made by the Sponsor, shares are released from the suspense account and allocated to participants who are actively employed on the last day of the plan year, or who are not actively employed on the last day of the plan year because of disability or death occurring during such plan year. Although not a guarantor, the common stock of the Company is pledged as collateral for the bank debt owed by First Empire Holding Corp.

Note 14 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2017, the Company has net capital of $9,334,605 which is $8,910,237 in excess of its required minimum net capital of $424,368 (the greater of $100,000 or 6.67% of $6,365,523 aggregate indebtedness). At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital is .68 to 1.

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENT

Form X-17A-5, Part III

Year ended December 31, 2017

PUBLIC

Per Rule 17a-5(e)(3)

TABLE OF CONTENTS